Filed by Aixtron Aktiengesellschaft pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Genus, Inc.

Subject Company’s Exchange Act File No.: 0-17139

Aixtron Aktiengesellschaft (“Aixtron”) made the following public disclosure in Germany:

F-4 Registration Statement of AIXTRON

in connection with the Genus, Inc. transaction

declared effective

Aachen, Germany, February 9, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203) has achieved another milestone in connection with the acquisition of all of the shares of Genus, Inc., a California corporation (U.S.A.). The U.S. Securities and Exchange Commission (SEC) has now declared effective the F-4 Registration Statement of AIXTRON AG, which is required for the completion of the transaction.

A special shareholders’ meeting of Genus, Inc. has been called for March 10th, 2005 for the purpose of approving the transaction.

The board of directors of Genus, Inc. has already approved the transaction and recommends to its shareholders to approve the transaction as well.

About AIXTRON

AIXTRON AG (FSE: AIX; ISIN DE0005066203) is a leading provider of equipment for compound semiconductor epitaxy. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed in the Prime Standard market segment of the Frankfurt Stock Exchange and are included both in the TecDAX index and the MSCI World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Additional Information

AIXTRON entered into a definitive merger agreement with Genus, Inc. on July 1, 2004. AIXTRON filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which includes a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus was filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +39 241 8909 444.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which metal-organic chemical vapor deposition, or MOCVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.